U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(X) Transition Report on Form 10-K

For the Transition Period Ended................12-31-98

Part I - Registrant  Information

GRANITE DEVELOPMENT PARTNERS, L.P.

1250 Terminal Tower
50 Public Square
Cleveland, Ohio  44113

Part II - Rules 12b-25(b) and (c)

(X) (a) The reasons described in reasonable detain in Part III of this Form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject Transition Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III - Narrative

State below in reasonable detail the reasons why the Transition Report on Form 10-K could not be filed within the prescribed time period.

The Transition Report on Form 10-K that is due today (March 31, 1999) has been delayed due to the change in the Registrant's year end to December 31, 1998. The report will include a restatement of the third quarter ended October 31, 1998 resulting from a correction of the computation of cost of sales in the Silver Canyon Partnership. This error was identified during the fourth quarter of 1998.

The additional work spent to quantify and report the error together with the additional work and time constrants associated with the preparation of a transition report, and the concurrent preparation of Form 10Q/A for the restated third quarter, have created the need for additional time to file.

Part IV - Other Information

(1) Name and telephone number of the person to contact in regard to this notification.

Mark Ternes                          216-416-3778

(2) Have all other period reports required under Section 13 or 25(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

(X) Yes

Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) No

GRANITE DEVELOPMENT PARTNERS, L.P.
   (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999                          By : /s/ Robert F. Monchein
                                                   ----------------------
                                                   Robert R. Monchein
                                              President
                                              FC-Granite, Inc., the general
                                               partner of Granite Development
                                               Partners, L.P.